CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                August 24, 2018


VIA EDGAR CORRESPONDENCE

Frank A. Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


       Re:     First Trust Exchange-Traded Fund VI (the "Trust")
                        File Nos. 333-182308; 811-22717
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Dear Mr. Buda:

       This letter responds to your comments, provided by telephone on July 16, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 14, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust S&P International Dividend Aristocrats ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - FEE TABLE

       Please provide a completed fee table and expense example for the Fund at least five days prior to effectiveness of the Registration Statement.

RESPONSE TO COMMENT 1

       Pursuant to the Commission's request, the Fund represents that it will provide a completed fee table and expense example at least five days prior to effectiveness of the Registration Statement.

COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

       Please revise the disclosure contained in the fourth bullet of the third paragraph of the section entitled "Principal Investment Strategies" to clarify in plain English what is meant by a "payout ratio."


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RESPONSE TO COMMENT 2

       Pursuant to the Commission's request, the fourth bullet of the third paragraph has been revised as set forth below:

      o Payout Ratio. Securities must have a maximum 100% dividend payout ratio. The dividend payout ratio is the amount of dividend paid to stockholders relative to the amount of total net income of a company. It is calculated by dividing a security's dividend-per-share amount by its earnings-per-share amount, using data from the prior twelve months.


COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

       Please revise the fourth paragraph of the section entitled "Principal Investment Strategies" to clarify what is meant by "annual rebalance reference date" and when it occurs. Additionally, please specify the frequency at which the Index is reconstituted.

RESPONSE TO COMMENT 3

       Pursuant to the Commission's request, the final sentence of the third paragraph of the section entitled "Principal Investment Strategies" has been revised as follows:

            This initial universe is subsequently narrowed by removing securities that do not meet the following eligibility requirements of the last business day of December of each year (the "Annual Rebalance Reference Date").

       Additionally, the first sentence of the fourth paragraph of the section entitled "Principal Investment Strategies" has been revised as follows:

            The securities that meet these eligibility requirements are then ranked based upon their indicated dividend yield as of the Annual Rebalance Reference Date.

       Lastly, the first sentence of the last paragraph of the section entitled "Principal Investment Strategies" has been revised as follows:

            The Index is rebalanced and reconstituted annually, effective after the close of business on the last trading date of January.


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COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

       Please revise the final sentence of the final paragraph of the section entitled "Principal Investment Strategies" to disclose the industry or industries, rather than sector(s), to which the Fund has significant exposure. If necessary, please revise the section entitled "Principal Risks" to contain corresponding risk disclosure related to any industries to which the Fund has significant exposure.

RESPONSE TO COMMENT 4

       Pursuant to the Commission's request, the final sentence of the final paragraph of the section entitled "Principal Investment Strategies" has been revised to state the following:

            As of August 1, 2018, the Index had significant exposure to financial companies and utilities companies.

       Additionally, the section entitled "Principal Risks" includes both "Financial Companies Risk" and "Utilities Companies Risk."

COMMENT 5 - PRINCIPAL RISKS

       Please consider adding "Portfolio Turnover Risk."

RESPONSE TO COMMENT 5

       Pursuant to the Commission's request, "Portfolio Turnover Risk" has been added to the section entitled "Principal Risks."

COMMENT 6 - ANNUAL TOTAL RETURN

       Please identify the "broad-based market index" that is required by Item 4(b)(2) of Form N-1A. If the Fund is not utilizing the same broad-based index as it did in its most recent registration statement, please include the disclosure required by Instruction 2(c) to Item 4 of Form N-1A. To the extent that the Fund provides return information for an additional index beyond the Index and the broad-based market index, please include the disclosure required by Instruction
(2)(b) to Item 4.

RESPONSE TO COMMENT 6

       Pursuant to the Commission's request, the Fund has revised the disclosure to provide the return information for the broad-based market index that was included in its most recent registration statement.


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COMMENT 7 - ANNUAL TOTAL RETURN

       In a footnote to the table displaying the Fund's calendar year returns, please include the Fund's year-to-date performance as of the end of the most recent calendar quarter.

RESPONSE TO COMMENT 7

       Pursuant to the Commission's request, the referenced footnote has been added.

COMMENT 8 - AVERAGE ANNUAL TOTAL RETURNS TABLE

       The Commission notes that the Fund has an inception date prior to the inception of the Index. How does the Fund intend to disclose the Index's returns for the periods prior to its inception?

RESPONSE TO COMMENT 8

       For periods prior to the inception of the Index, performance information will be marked as "N/A" as explained by footnotes #1 and #2 to the table, reproduced below:

      (1) On August 29, 2018, the Fund's underlying index changed from the NASDAQ International Multi-Asset Diversified Income Index(SM) to the S&P International Dividend Aristocrats Index. Because the Fund's new underlying index had an inception date of April 29, 2018, performance information is not included above.

      (2) Performance data is not available for all the periods shown in the table for the index because performance data does not exist for some of the entire periods.

COMMENT 9 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

       The information required by Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise according to the disclosure regime adopted by the Commission.

RESPONSE TO COMMENT 9

       The Fund respectfully declines to revise the disclosure. The Fund's principal investment strategy is disclosed in Item 4. To the extent there is additional detail about the Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response


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to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Fund respectfully declines to revise the Item 9 disclosure to repeat the Fund's principal investment strategy as requested.

COMMENT 10 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

       Please revise the disclosure set forth in "Principal Investments" to explain how the Advisor decides which securities to buy or sell.

RESPONSE TO COMMENT 10

       The Fund respectfully declines to revise the disclosure for the reasons set forth in its response to Comment #9.

COMMENT 11 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

       Please revise the disclosure to ensure that all risks disclosed in Item 4 are also disclosed in the Item 9 risk disclosure.

RESPONSE TO COMMENT 11

       Pursuant to the Commission's request, the Fund has revised the Registration Statement so that all risks disclosed in Item 4 are also disclosed
Item 9.

COMMENT 12 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

       Please revise the penultimate sentence of "Borrowing and Leverage Risk" to clarify that the Fund will be required to maintain 300% asset coverage at all times.

RESPONSE TO COMMENT 12

       Pursuant to the Commission's request, "Borrowing and Leverage Risk" has been revised as follows:

            BORROWING AND LEVERAGE RISK. If the Fund borrows money, it must pay interest and other fees, which may reduce the Fund's returns. Any such borrowings are intended to be temporary. However, under certain market conditions, including periods of low demand or decreased liquidity, such borrowings might be outstanding for longer periods of time. As prescribed by the 1940 Act, the Fund will be required to maintain specified asset coverage of at least 300% with respect to any bank borrowing immediately following such borrowing and at all times thereafter. The Fund may be required to dispose of assets on


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            unfavorable terms if market fluctuations or other factors reduce the
            Fund's asset coverage to less than the prescribed amount.

COMMENT 13 - HOW TO BUY AND SELL SHARES

       Please revise the disclosure to specify what the IOPV calculation includes and does not include. For example, does the IOPV include operating fees and other accruals?

RESPONSE TO COMMENT 13

       Pursuant to the Commission's request, the second sentence of the second paragraph of the section entitled "How to Buy and Sell Shares - Share Trading Prices" has been revised as set forth below:

            The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and any expenses of the Fund.

COMMENT 14 - FEDERAL TAX MATTERS

       The sub-section entitled "Treatment of Fund Expenses" contains the following disclosure:

            Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income.

       Please confirm whether this disclosure is accurate for an exchange-traded fund, if not, please remove.

RESPONSE TO COMMENT 14

       Pursuant to the Commission's request, the referenced disclosure has been deleted.

COMMENT 15 - PREMIUM/DISCOUNT INFORMATION

       The Commission notes that the Fund had one day where the Fund's bid/ask midpoint was greater than 2.00% below the Fund's net asset value. Please consider revising the final range (>=2.00%) so as to provide more specific information regarding the size of the discount. For example, the Fund may revise the final range so that it is 2.00 - 2.49%.

RESPONSE TO COMMENT 15

       The Fund respectfully declines to revise the disclosure as what is included is compliant with both the requirements of Item 11(g) of Form N-1A and the Fund's exemptive order.


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COMMENT 16 - TOTAL RETURN INFORMATION

       Please revise the disclosure to clarify that net asset value returns do not include brokerage commissions that may be payable on secondary market transactions.

RESPONSE TO COMMENT 16

       Pursuant to the Commission's request, the second paragraph of the section entitled "Total Return Information" has been revised to include the following disclosure:

            Also, net asset returns and market returns do not include brokerage commissions that may be payable on secondary market transactions.

COMMENT 17 - FINANCIAL HIGHLIGHTS

       Please include unaudited financial highlights for the six-month period ended March 31, 2018.

RESPONSE TO COMMENT 17

       Pursuant to the Commission's request, the disclosure has been revised to include the requested financial highlights.

COMMENT 18 - STATEMENT OF ADDITIONAL INFORMATION

       The Statement of Additional Information contains the following disclosure:

            The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is based on concentrations in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

       Please revise the disclosure to clarify that the Fund will be concentrated in an industry or group of industries to the extent that its Index is concentrated in an industry or group of industries.

       Additionally, please remove the reference to "other investment companies" or explain how this is consistent with the Commission's position that the Fund cannot ignore the investments of underlying funds in determining compliance with its concentration policy.


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RESPONSE TO COMMENT 18

       Pursuant to the Commission's request, the Fund's seventh fundamental policy in the section entitled "Investment Objectives and Policies" has been revised as follows:

            The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund's Index is concentrated in an industry or a group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

       Additionally, the following disclosure has been added to the section entitled "Investment Objectives and Policies":

            For purposes of applying restriction (7) above, to the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with the limitation set forth in number (7) above, to the extent the Fund has sufficient information about such investments.

COMMENT 19 - STATEMENT OF ADDITIONAL INFORMATION

       The sub-section entitled "Lending of Portfolio Securities" contains the following disclosure:

            In these loan arrangements, the Fund will receive collateral in the form of cash, U.S. government securities or other high-grade debt obligations ... (emphasis added)

       Please delete the referenced language. Commission guidance permits the use of cash, U.S. government securities and bank letters of credit for collateral.

RESPONSE TO COMMENT 19

       Pursuant to the Commission's request, the underlined disclosure has been revised to read "bank letters of credit" pursuant to The Adams Express Company no-action letter (File No. 811-2624, Oct. 20, 1979).

COMMENT 20 -EXHIBITS

       Please file the Authorized Participant Agreements utilized by the Fund as an exhibit to the Registration Statement.


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RESPONSE TO COMMENT 20

       As a courtesy to the Commission, the Trust has previously filed a "Form Of" Authorized Participant Agreement that the Fund has incorporated by reference. It respectfully declines to file any additional Authorized Participant Agreements as neither the Fund nor the Trust are a party to such agreements. Additionally, Item 28(h) of Form N-1A requires material contracts NOT made in the ordinary course of business to be filed. Given that such agreements are made in the ordinary course of business, Form N-1A does not require them to be filed.

                                * * * * * * * *

       Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By /s/ Morrison C. Warren
                                                      ------------------------
                                                      Morrison C. Warren



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